FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

IMPORTANT NOTICE

BANCO SANTANDER Chile in accordance with the best corporate governance practices, hereby informs its shareholders and the market in general that, on this date, its parent Company, Banco Santander, S.A., released the attached presentation containing certain projections for some of Banco Santander Chile’s indicators in 2018, based on assumptions believed by Santander Chile management to be reasonable. However, it must be noted that the financial figures in this presentation are presented in Spanish GAAP and include subsidiaries of Grupo Santander in Chile that are not subsidiaries of Banco Santander Chile. Therefore, such financial figures are not entirely comparable to those published by Banco Santander Chile in its annual report on Form 20-F or the financials published locally in Chile under Chilean Bank GAAP. Banco Santander Chile has not published any forecast of similar figures.

Santander

INVESTOR DAY 2015

LONDON, 23-24 SEPTEMBER

Claudio Melandri

Country Head Chile

Banco Santander Chile ("Santander Chile") and Banco Santander, S.A. ("Santander") both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The businesses included in each of the geographical segments and the accounting principles under which their results are presented by Grupo Santander may differ from the business included in the public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown by Grupo Santander for its geographical segments may differ materially from those disclosed locally by such subsidiaries.

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Agenda

1. Market and financial system
2. Strategy
3. Targets

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Agenda

1 Market and financial system

2 Strategy

3 Targets

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Chile: a stable and diversified economy

Demographic data

Population (MM):	17.8
GDP per capita (PPP)	$23,000
Life expectancy	80 years
% living in poverty:	14%

Economic figures

GDP (USDbn):	258
Exports / GDP:	30%
Investment / GDP:	22%
Net fiscal debt / GDP:	2%
Loans/GDP:	79%
Debt Servicing Ratio:	13.5%

GDP by sectors

Fishing + Agriculture 3%
Public Adm. 4%
Mining 12%
Manufacturing 10%
Utilities 4%
Construction 7%
Commerce 10%
Trans and Comm. 7%
Services 34%

Source: Central Bank of Chile, IMF and World Bank 2014

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After a brief slowdown, solid growth figures are expected during 2015-2017

GDP

(%)

4.2
1.9
2.2
2.4
3.0
2013
2014
2015(e)
2016(e)
2017(e)

Internal Demand

(YoY growth, %)

3.4
-0.6
1.6
2.0
3.0
2013
2014
2015(e)
2016(e)
2017(e)

Trade Balance

(US$MM)

1,820
7,767
9,160
10,000
9,420
2013
2014
2015(e)
2016(e)
2017(e)

Source: Central Bank of Chile and Santander Chile estimates

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Chilean financial system: profitable and with a healthy balance sheet

Loan growth
(YoY growth, %)
10.3
10.6
10.0
2013
2014
Jun'15
Savings growth
(YoY growth, %)
9.2
12.8
12.0
2013
2014
Jun'15
Pre Tax-ROE
(%)
18.4
19.3
19.0
2013
2014
Jun'15
Core Capital[1]
(%)
9.4
9.5
9.8
2013
2014
Jun'15

(1) Core Capital: 100 % share holders equity divided by risk weighted assets

Source: Superintendency of Banks of Chile (SBIF) and Santander Chile estimates. Growth in local currency terms. Savings includes bank deposits and assets under management

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Agenda

1 Market and financial system

2 **Strategy**

3 Targets

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Santander Chile: the nation's leading retail and commercial bank

A leading banking franchise

1H'15	€MM[1]	Mkt share[2]	Ranking
Total loans	34,100	19.4%	1°
Deposits	24,200	18.1%	2°
Customers	3.6 MM	22.6%[3]	1°
Employees	12,276	19.3%	2°
Branches	479	20.1%	1°
FL CET1[5]	10.0%		1° (4)
Efficiency ratio	42.2%		1°
RoTE	17.1%		2°

Customer-centric results

Gross income net of provisions in 1H15 by business unit (%)

SGCB 14%
Mid-market 20%
Retail 66%

Non customer gross income = 0.1% of total

(1) Final exchange rate m. Local x euro = 715 (2) As of June 2015 or latest available information and excludes Corpbanca Colombia (3) Share of current accounts (4) Among major peers
(5) Core Capital, 100 % share holders equity divided by risk weighted assets

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Reinforcing our customers focus and loyalty

Transforming the banking experience for our individual customers

Expanding our customers relations in SMEs

Increasing customer loyalty in the middle-market and large corporates

Solid profitability with controlled risks

Creating a bank that is Simple | Personal | Fair

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High growth potential in retail, especially for mid-high income

Chile: low penetration of bank products

(% of adults >25 yrs. with one of these products[1])

Chile
OECD
63
95
54
81
31
58
Account
Debit card
Credit card

Chile: healthy household indebtedness levels[2]

(%)

Chile
OECD
58
128
87
98
Household debt / disposable income
Avg price of home vs disposable income

(1) Source: World Bank, weighted by size of world economies. (2) Source Central Bank of Chile and OECD Data

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High growth potential in Mid-market & SMEs

2% of companies have 82% of commercial loans[1]

2%
98%
Potential Growth
82%
18%
Commercial debtors
Commercial loans
Mid-mkt. & SMEs
Corporate

SMEs: total customers and loyal customers[2]

(k, Jun'15)
214
16%
33.4
Total customers
Loyal customers

Middle-market: total customers and loyal customers[2]

(k, Jun'15)
25.8
14%
3.5
Total customers
Loyal customers

(1) Source: SBIF. (2) Loyal in SME and Middle-market is based upon number of transactions, number of products and amount of business volumes

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Creating a better customer experience in every phase of our relationship…

Capture
Activate
Usage
Retain

Engagement at origin

- CRM gives alerts of new customers that have not activated their products

Increase product usage

- Extensive data mining through CRM[1] and 'Events factory'

Lower churn

- CRM gives early warnings of 'customer escape'

(1) Customer Relationship Management

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...is resulting in increased customer loyalty

Loyal / transactional customers[1] (k)

+9%
508
464
Jun'14
Jun'15

Loyal SME customers[2] (k)

+14%
33
29
Jun'14
Jun'15

Loyal middle-market[2] (k)

+8%
3.5
3,2
Jun'14
Jun'15

Activation of cards after origination[3]

Origination
By 90 days
+740 pb
2014 /13
25%
38%
28%
43%
32%
51%
2012
2013
2014

(1) Customers with 4 products plus a minimum profitability level and a minimum usage indicator all differentiated by segment (2) Mid-market & SMEs cross-selling differentiated by client size using a point system that depends on number of products usage of products and income net of risks (3) % of customers that activate their cards following origination among individuals

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We are developing a new branch strategy that is more efficient and personal

Total branches

498
-4%
479
Dec'12
Jun'15

Select

44
+20%
53
Dec'12
Jun'15

Middle-market centres

0
5
Dec'12
Jun'15

Standard branch

268
+3%
275
Dec'12
Jun'15

Banefe and payment centres

186
-22%
146
Dec'12
Jun'15

Greater focus on alternative distribution channels such as e-banking and mobile services, in line with the new digital strategy

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There is room for continue expanding digital banking services

Internet usage market share (private banks)[1]

39.8%
20.2%
19.0%
4.3%
4.9%
Peer 1
Peer 2
Peer 3
Peer 4

Digital banking penetration[3] (k)

3,616
24%
881
9%
314
Total customers
Digital customers
Mobile banking users

The next step is to continue incentivizing internet banking usage and enhance our mobile banking

(1) Market share is calculated over total customers that entered a bank's website using their passcode. Average between Jan. 2014-May 2015 (2) Digital banking penetration according to regulatory reporting criteria (3) Santander customer base Source: SBIF, excludes Banco del Estado

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Sustained improvements in customer service and digital banking usage

Churn rate among individuals[1]

8.0%
6.7%
J'14
F'14
M'14
A'14
M'14
J'14
J'14
A'14
S'14
O'14
N'14
D'14
J'15
F'15

Customer satisfaction gap vs main peers[5]

45%
46%
52%
59%
57%
62%
64%
74%
23%
17%
28%
40%
42%
43%
51%
65%
Peer Group
Santander
Sep'11
Abr'12
Oct'12
Abr'13
Oct'13
Abr'14
Oct'14
Abr'15
Oct´15

Remote transaction index[2]

85%
87%
Dec-12
Dec-14

Electronic payments[3]

67%
73%
Dec-12
Dec-14

Deposits taken electronically[4]

46%
55%
Dec-12
Dec-14

(1) % of individual customers that leave the bank over total individual customers

(2) Total transactions performed via Internet, ATM, Phone banking, POS and automatic bill payment over total transactions. (3) Payments and withdrawals via Internet & ATMs vs total payments and withdrawals. (4) Deposits taken electronically over total deposits. (5)% of customers that are satisfied or very satisfied minus % of unsatisfied customers

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Agenda

1. Market and financial system
2. Strategy
3. **Targets**

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2018 Chile targets

		1H'15	2018
People	Great Place to Work bank ranking[4]	n/a	3
Customers	Retail loyal customers (k)	508	614
	Loyal SMEs and Corporate (k)	36.9	42.9
	Digital customers[1] (k)	881	1,050
	Ranking in customer satisfaction among peers[2]	4	Top2
	Volume growth rates compared to peers[3]	7% vs. 3%	>PG
	Fee income CAGR	5%(6)	c.10%(7)
Shareholders	RoTE	17.1%	16-17%
	FL CET1	10.0%	>10%
	NPL ratio	5.7%	<5.5%
	C/I ratio	42.2%	<42%
Communities	Number of scholarships 2016-2018 (k)		1.4
	Visits per year in our Sanodelucas.cl financial education program (k)		400

Note: Group criteria except FL CET1 (1) Usage of at least 1 electronic channel (2) Banco de Chile, BCI, Estado & Corpbanca. (3) Banco de Chile, BCI, Estado (4) Among companies with more than 3,500 employees (5) Forecast for full year 2015 (6) 1H'14-1H'15 (7) 2015-2018

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Transparent performance metrics for 2016

Key metric	1H'15	2016	Improvement	Comment
Retail loyal customers (k)	507.6	548.9	+8.1%	• In individuals, growth leveraged on CRM
Loyal SMEs and Corporate customers(k)	36.9	38.9	+5.7%	• Business growth with focus in non-lending products and services
Online digital customers (k)	880.8	921.4	+4.6%	• Transactionality should grow more than client base, increasing intensity of use
Customer satisfaction (rank)	Top 4	Top 3	+1	• Global target: improve overall client satisfaction

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Key takeaways

- Chile: **stable economy** and **financial sector with high growth potential**
- Santander Chile: **a leading and profitable player** in the local market
- Santander Chile: **clear strategy focused on our customers**
- **Ambitious** yet achievable **targets** for 2015-18 period

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: September 23, 2015